UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Ticker Symbol Change

The class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of SOLOWIN HOLDINGS (the “Company”), commenced trading under the new ticker symbol “AXG” on The Nasdaq Stock Market LLC, effective as of Friday, October 10, 2025.

The change in ticker symbol does not affect the rights or par value of the Class A Ordinary Shares. The Company’s CUSIP number for the Class A Ordinary Shares will remain G82759104, and existing shareholders are not required to take any action in connection with the ticker symbol change.

On October 9, 2025, the Company issued a press release announcing the ticker symbol change. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit Number	Description
99.1	Press release, dated October 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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